Cardiff Lexington Corporation

3753 Howard Hughes Parkway, Suite 200

Las Vegas, NV 89169

July 12, 2024

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Tracey Houser

Re:	Cardiff Lexington Corp
Form 10-K for Fiscal Year Ended December 31, 2023
Filed March 27, 2024
File No. 000-49709

Ladies and Gentlemen:

We hereby submit the responses of Cardiff Lexington Corporation (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 10, 2024, providing the Staff’s comments with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

1.	We note that as of December 31, 2023, the accounts receivable-net balance is $13,305,254 compared to total revenue of $11,853,266 for fiscal year 2023. Please address the following:

•	Comprehensively explain why the accounts receivable-net year-end balance increased $6,701,334, or 101.5%, compared to the revenue increase of $1,160,070, or 10.8%. Also, with reference to the $2,661,966 revenue recognized for the first quarter of fiscal year 2024, explain why the year-end account receivable-net balance increased by $1,344,676 to $14,649,930.

Response: The Company, prior to fiscal year 2022, factored (sold) the vast majority of its accounts receivable to third party(s) to generate working capital to fund ongoing business operations and growth. From fiscal 2022 through April 2023, the Company began retaining select receivables while continuing to factor a majority of its accounts receivables to a third party. The Company stopped factoring accounts receivable during April 2023 going forward. As discussed in the Management’s Discussion and Analysis section of the Company’s 10-K filings, though collected, this factoring resulted in approximately a 54% reduction of yield from accounts receivables.  The Company’s accounts receivable lifecycle is typically an eighteen-to-twenty-four-month timeframe. This is very different from a traditional product or service business that collects a majority of receivables within 30, 60, and or 90-day increments. The Company is in the lien based medical industry providing orthopedic healthcare servicing an uninsured market insulated by a Letter of Protection which insulates the Company and insures payment in full from insurance settlements. This requires a significantly extended gestation period of eighteen to twenty-four months waiting for settlement. That industry timeframe combined with the previous practice of factoring accounts receivables attributes to the accounts receivable increase exceeding the growth in revenue.

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•	Address how you concluded that the accounts receivable-net balance is collectible as of December 31, 2023 and March 31, 2024. As part of your response, tell us which method you used to measure expected credit losses for your accounts receivable-net and how much of the balance has been collected to date.

Response: The Company has a 99% collection rate based on settlements recorded to its accounts receivable. Collection rates are estimated considering the Company’s 48-month historical collections with primary emphasis to the most current prior 12-month trailing payment and collection percentage rates. The method the Company uses to measure expected credit losses is the loss rate method, and in addition the Company qualitatively evaluates on an ongoing basis various factors, which include market conditions which the Company operates, and the status of claims being settled.

Provide us with an aging of your accounts receivables as of December 31, 2023, and March 31, 2024.

Response: The Company historically has not maintained systematic processes and resources to support the aging of its accounts receivables which are complicated by the settlement process and continuing patient care which can skew aging. The Company is in process of implementing practices to enable and better capture aging of its billings for accounts receivables.

•	Confirm that you will provide expanded MD&A disclosures to provide a comprehensive discussion of the reasons underlying changes in your accounts receivable-net balances for each period presented as well as a comprehensive analysis of the collectability of these balances. This discussion should address any material aging of your account balances. Refer to Item 303(b)(1) of Regulation S-K, Instruction 4 of Item 303(b) of Regulation S-K and Section 501.13. of the Financial Reporting Codification (i.e., Release 33-8350, Section IV.).

Response: The Company confirms that it will provide expanded Management Discussion and Analysis disclosures on its future filings relating to the changes in accounts receivables and collectability of such balances as it pertains to the referenced sections of the regulations.

•	Tell us how you concluded that it was probable you would collect substantially all the consideration you were entitled to under your customer contracts. Refer to ASC 606-10-25-1.e. and ASC 606-10-25-5 through 25-7.

Response: The Company has a 99% collection rate based on the net amount expected to be collected, which is recognized in its accounts receivable and revenue. As discussed in the Management Discussion and Analysis section of the Company‘s Annual Reports on Form 10-K, the Company has established billing rates, which are not the same as actual amounts recovered.  These rates generally do not reflect what is ultimately paid by the customer, insurance carriers, law firms and other payors, which is typically eighteen to twenty four months later, and are not reported in the consolidated financial statements at those established billing rates.  The Company’s customers, its patients, typically pay amounts based on established charges per procedure with guidance from the annually updated Current Procedural Terminology, or CPT, guidelines (a code set maintained by the American Medical Association through the CPT Editorial Panel), that designates relative value units and a suggested range of charges for each procedure which is then assigned a CPT code. This fee is discounted to reflect the percentage paid to the Company “using a modifier” recognized by each insurance carrier for services, less deductible, co-pay, and contractual adjustments which are deducted from the calculated fee. The net revenue is recorded at the time the services are rendered. Collection of that revenue typically occurs eighteen to twenty-four months later as the and after the patient claim develops and settles. Historical collection rates are estimated using the most current prior 12-month historical payment and collection percentages.

•	Tell us the significant payment terms and confirm that you will provide this disclosure in accordance with ASC 606-10-50-12.b.

Response: Please see our response in the immediately preceding bullet point.

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•	Provide us with a rollforward of the allowance for credit losses for each period prepared in accordance with ASC 326-20-50-13 and confirm that you will provide this disclosure along with the disclosures required by ASC 326-20-50-11 and ASC 326-20-50-17.

Response: As discussed above, the Company has a 99% collection rate based on the net amount expected to be collected, which is recognized in its accounts receivable and revenue. The Company is in the lien based medical industry providing orthopedic healthcare servicing an uninsured market insulated by a Letter of Protection which insulates the Company and insures payment in full from insurance settlements. As such, the Company calculates a forward-looking collectability rate which we then apply to our gross billings. The amount we record in trade receivables approximates the amount we expect to actually collect. The allowance for credit losses represents any adjustments deemed necessary to the collectability rate based upon an annual review of both actual collections, as well as any changes in industry billing and collection, and/or legal practices. The Company is providing the table below which shows the roll forward of the allowance for credit losses and confirms that it will provide this disclosure along with the disclosures required by ASC 326-20-50-11 and ASC 326-20-50-17 in future filings:

Beginning Balance January 1, 2023	$0
Current period provision	(270,000)
Write off charged against allowance	147,810
Balance at December 31, 2023	$(122,190)
Current period provision	0
Write off charged against allowance	0
Balance at March 31, 2024	$(122,190)

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 844-628-2100 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Cardiff Lexington Corporation

By: /s/ Alex Cunningham
Alex Cunningham
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.

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